Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-142569) and related Prospectus of Crawford & Company for the registration of 842,815 shares of its Class A common stock and to the incorporation by reference therein of our reports dated March 15, 2007, with respect to the consolidated financial statements and schedule of Crawford & Company, Crawford & Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Crawford & Company, included in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Atlanta, Georgia
July 24, 2007